# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Open Lending Corporation, CIK 0001806201
CUSIP: 68373J104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1501 S. MoPac Expressway, Suite 450, Austin, Texas (TX), 78746
Date of event which requires filing of this statement: 06/15/2026
Filed by CIK 0001645139
Persons authorized to receive notices and communications: Adam H. Clammer, True Wind Capital Management, L.P., Four Embarcadero Center, Suite 2100, San Francisco, California (CA), 94111, (415) 780-9975; William Brentani, Esq., Simpson Thacher & Bartlett LLP, 1 Market Street, San Francisco, California (CA), 94105, (650) 251-5000

## Reporting persons
- Nebula Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,545,144; sole dispositive power 0; shared dispositive power 7,545,144; aggregate amount beneficially owned 7,545,144 (6.4% of the class)
- True Wind Capital, L.P. (CIK 0001645139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,545,144; sole dispositive power 0; shared dispositive power 7,545,144; aggregate amount beneficially owned 7,545,144 (6.4% of the class)
- True Wind Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,545,144; sole dispositive power 0; shared dispositive power 7,545,144; aggregate amount beneficially owned 7,545,144 (6.4% of the class)
- James H. Greene, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,545,144; sole dispositive power 0; shared dispositive power 7,545,144; aggregate amount beneficially owned 7,545,144 (6.4% of the class)
- Adam H. Clammer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,545,144; sole dispositive power 0; shared dispositive power 7,545,144; aggregate amount beneficially owned 7,545,144 (6.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Open Lending Corporation
Address of issuer's principal executive offices: 1501 S. MoPac Expressway, Suite 450, Austin, Texas (TX), 78746
Comment: This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D filed on November 18, 2020, as amended by Amendment No. 1 filed on December 14, 2020, as amended by Amendment No. 2 filed on April 6, 2021 (as so amended, the "Schedule 13D") by the Reporting Persons relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Open Lending Corporation (the "Issuer"). The Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of this Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Nebula Holdings holds 7,545,144 shares of the Issuer's Common Stock as of the date hereof.

The percentages of beneficial ownership in this Schedule 13D are based on 118,217,082 shares of Common Stock issued and outstanding as of May 5, 2026 as described in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the Issuer's Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On June 15, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with ANV Group Holdings Ltd. ("Parent"), and Lakers Acquisition Sub, Inc., an indirect wholly owned subsidiary of Parent ("Merger Sub"). Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will commence a tender offer (as it may be extended, amended or supplemented from time to time, the "Offer") to purchase any and all of the issued and outstanding shares of Common Stock at a price of $3.15 per Share (the "Offer Price"), net to the holder thereof, in cash, without interest thereon and subject to reduction for any applicable tax withholding.

Following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") in accordance with the Merger Agreement, and the Issuer will survive the Merger as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each share of Common Stock that is not tendered and accepted pursuant to the Offer (other than certain excluded shares) will be cancelled and automatically converted into the right to receive the Offer Price, net to the holder thereof, in cash, without interest thereon and subject to reduction for any applicable tax withholding.

Tender and Support Agreement

On June 15, 2026, concurrently with the execution and delivery of the Merger Agreement, Nebula Holdings, LLC entered into a Tender and Support Agreement with Parent and Merger Sub (the "Support Agreement"), pursuant to which Nebula Holdings, LLC agreed, among other things, (i) to validly tender all of its shares of Common Stock in the Offer, (ii) to vote its shares of Common Stock against any acquisition proposal and against any other action that would impede or delay the consummation of the Offer or the Merger, (iii) not to transfer, sell, assign, pledge, encumber or otherwise dispose of any of its shares of Common Stock (other than certain permitted transfers to affiliates or for estate planning purposes) or tender any shares of Common Stock into any competing tender or exchange offer, (iv) to waive any rights to demand appraisal of its shares of Common Stock under Section 262 of the DGCL, and (v) not to commence or participate in any proceeding against Parent, Merger Sub or the Issuer relating to the Merger Agreement or the transactions contemplated thereby. The Support Agreement will terminate upon the earlier of the valid termination of the Merger Agreement, the Effective Time, or certain amendments to the Merger Agreement that decrease the consideration or impose additional restrictions on payment.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the form of such agreement which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

D. Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on June 16, 2026).

## Signatures
- Nebula Holdings LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital GP, LLC, general partner of True Wind Capital, L.P., its manager (06/17/2026)
- True Wind Capital, L.P.: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member of True Wind Capital GP, LLC, its general partner (06/17/2026)
- True Wind Capital GP, LLC: /s/ Adam H. Clammer, Adam H. Clammer, Managing Member (06/17/2026)
- James H. Greene, Jr.: /s/ James H. Greene, Jr., James H. Greene, Jr (06/17/2026)
- Adam H. Clammer: /s/ Adam H. Clammer, Adam H. Clammer (06/17/2026)